

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 3, 2006

Mr. Ross A. Benavides
Chief Financial Officer
Genesis Energy, L.P.
500 Dallas, Suite 2500
Houston, Texas 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 9, 2006**
> **File No. 1-12295**

Dear Mr. Benavides:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2005

Results of Operations

Pipeline Transportation Segment, page 37

1.   We note the trend of declining throughput in the Jay pipeline and the related
       uncertainty based on the declining production of existing wells. We further note
       the continued decline reported in your results of operations for the quarter ended
       March 31, 2006. These circumstances appear to indicate that the Jay pipeline
       should be tested for impairment under your stated accounting policies.   Tell us
       whether you have tested the Jay pipeline for impairment as of December 31,
       2005. If you have not performed such test, tell us the facts and circumstances you
       considered in order to conclude such test was not necessary. We may have further
       comment.

2.   In discussing the Jay pipeline, you state you do not know if new production will
       be sufficient to offset declining production. Disclosure of the effects of this
       known uncertainty on your financial condition and results of operations is
       required unless you have determined that a material effect is not reasonable likely
       to occur. Provide such disclosures as required under Financial Reporting
       Codification 501.02, or tell us the facts and circumstances you considered in order
       to conclude that such disclosure was not required.

3.   Disclosure in your financial statements of material reasonably possible
       contingencies expected to occur within the next 12 months is required under
       Statement of Position 94-06. Tell us the facts and circumstances you considered
       in order to conclude such disclosure was not required with regard to the potential
       impairment of the Jay pipeline.

Cash Flows, page 47

4.   We note your disclosure that capital expenditures and the related effect on
       recorded liabilities affects operating cash flows. We do not understand this
       disclosure given the requirements for the presentation of the statements of cash
       flows and non-cash investing activities under Statement of Financial Accounting
       Standards 95, paragraph 32. Tell us the circumstances under which this occurs
       and quantify the effects of such items on your investing and operating cash flows
       for each year presented. We may have further comment.

Form 10-Q for the quarter ended March 31, 2006

Notes to Consolidated Financial Statements

Note 1 – Organization and Basis of Presentation, page 7

5.   Include a statement that the interim unaudited financial statements include all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Further state that all adjustments are of a normal recurring nature or, if not, describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Regulation S-X 10-01(b)(8).

Management Discussion and Analysis of Financial Condition and Results of Operations, page 22

6.   Provide the appropriate disclosures with regard to the Jay pipeline consistent with the disclosures made in your annual report in response to the comments above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Ross A. Benavides
Genesis Energy, L.P.
August 3, 2006
page 4

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

             Sincerely,

             April Sifford
             Branch Chief